SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                             ObjectSoft Corporation

                             ----------------------
                                (Name of Issuer)

                         Common Stock, par value $.0001
                         ------------------------------
                         (Title of Class of Securities)

                                   674427 40 6
                                   -----------
                                 (CUSIP Number)

         David E.Y. Sarna
         Chairman
         ObjectSoft Corporation
         Continental Plaza III
         433 Hackensack Avenue
         Hackensack, NJ  07601
         Telephone Number: 201-343-9100

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 December 29, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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CUSIP NO.   674427-40-6                   13D             PAGE  2  OF  6  PAGES
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           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1      Aspen International Ltd.
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                           (a)
    2                                                                      (b)
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    3      SEC USE ONLY
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           SOURCE OF FUNDS*
           WC
    4

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           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5

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           CITIZENSHIP OR PLACE OF ORGANIZATION

    6      Commonwealth of the Bahamas

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  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             9,002,375
       PERSON             ------------------------------------------------------
        WITH              8     SHARED VOTING POWER

                                9,002,375

                         -------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                9,002,375

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                -0-

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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
    11      9,002,375 (1)(2)

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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
    12

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13      55.6% (2)

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            TYPE OF REPORTING PERSON*
            CO
    14

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   674427-40-6                   13D             PAGE  3  OF  6  PAGES
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ITEM 1.      SECURITY AND ISSUER

         This statement relates to the shares of common stock, par value $.0001 per share (the "Common Stock") of ObjectSoft Corporation, a Delaware corporation (the "Issuer"). The Issuer's executive offices are located at Continental Plaza III, 433 Hackensack Avenue, Hackensack, NJ 07601

ITEM 2.      IDENTITY AND BACKGROUND

         This statement is filed by Aspen International Ltd. (the "Reporting Person"), a Bahamas Corporation. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is Charlotte House, Charlotte Street, Nassau Bahamas.

                  (a)      Not applicable.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  (d) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchase price for the shares of the Series H Preferred Stock consisted of the contribution of $1,025,000 of loans previously made to the Issuer. Such funds originated from working capital of the Reporting Person in the ordinary course of the Reporting Person's business. In connection with these loans, the Issuer issued warrants to the Reporting Person.
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ITEM 4.  PURPOSE OF TRANSACTION

                  The purpose of the previous acquisitions by the Reporting Person was to purchase the shares of Common Stock of the Issuer for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional securities of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the securities of the Issuer that it now owns or hereafter may acquire.

                  Except as may be provided herein, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.


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CUSIP NO.   674427-40-6                   13D             PAGE  5  OF  6  PAGES
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                                              Number of               Percent of
             Name                             Shares                   Class
             ----                           -----------             ----------

             Aspen International Ltd.     9,002,375(1)(2)            55.6%(2)

         Includes 4,233,332 shares of common stock issuable upon conversion of the Series H Preferred Stock, 4,233,332 shares of common stock issuable upon exercise of warrants issuable upon conversion of the Series H Preferred Stock, and 535,710 shares of common stock issuable upon exercise of warrants issued in connection with note financings.

         Number of shares as to which the Reporting Person has:

         (i)      Sole power to vote or direct the vote:               9,002,375

         (ii)     Shared power to vote or direct the vote:             9,002,375

         (iii)    Sole power to dispose or direct the disposition of:  9,002,375

         (iv)     Shared power to dispose or direct the disposition of:      0

         During the past 60 days the Reporting Person has not effected any transactions in the Issuer's Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
             WITH RESPECT TO SECURITIES OF THE ISSUER.

         In the Series H Convertible Preferred Stock Subscription Agreement (the "Agreement"), dated as of December 29, 2000, the Reporting Person agreed, for so long as the Issuer has not committed a material breach of the Agreement, and the Agreement has not been terminated, to vote all shares of Common Stock beneficially held by it in favor of all nominees to the Issuer's board of directors who are nominated by the then current board of directors of the Issuer. To the knowledge of the Reporting Person, on the date hereof, except to the extent set forth herein, the Reporting Person does not have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Agreement is hereby incorporated by reference to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 9, 2001.

                  (1) The Reporting Person acquired shares of Series H Preferred Stock (the "H Preferred Stock") of the Issuer pursuant to a convertible preferred stock purchase agreement (the "Purchase Agreement") dated as of December 29, 2000. Pursuant to the Purchase Agreement, the Reporting Person received, as finder's fees, 105.83 shares of Series H Preferred Stock. The H Preferred Stock is convertible, at a conversion price of $0.25 per share, into units consisting of (i) one share of the Issuer's common stock and (ii) four warrants, each to purchase one-quarter of a share of the Issuer's common stock. The shares of Series H Preferred Stock may not be converted until the earlier of
(x) March 29, 2001 and (y) the effective date of the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 31, 2001.

         (2) The number of shares of common Stock issuable to the Reporting Person at any time upon conversion of the Series H Preferred Stock may not exceed the number of shares which, when aggregated with all other shares of Common Stock then owned of record by the Reporting Person or which the Reporting Person may acquire within 60 days upon exercise of any outstanding options or warrants of the Issuer (excluding common stock underlying the outstanding Series H Preferred Shares not to be converted on such date), would result in the Reporting Person owning, in aggregate, more than 9.99% of all of the Issuer's outstanding Common Stock on the date of conversion.

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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2001

                                             ASPEN INTERNATIONAL LTD.



                                             By:/s/ Deidre M. McCoy
                                                --------------------------------
                                                 Name: Deirdre M. McCoy
                                                 Title:   Director